

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 1, 2012

<u>**Via E-Mail**</u>

James R. Cummins, Esq.
Waite, Schneider, Bayless & Chesley Co. L.P.A.
1513 Fourth & Vine Tower
1 West Fourth Street
Cincinnati, OH 45202

> **Re: Signature Group Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed by James A.**
>   **McIntyre**
> **Filed May 25, 2012**
> **File No. 001-08007**

Dear Mr. Cummins:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Schedule 14A

1.   Please fill in the blanks in your proxy statement.

Reasons for the Solicitation, page 5

2.   You state that the "the Board has indicated that it *will* adjourn the meeting indefinitely" (emphasis added) if shareholders do not approve proposals 2 and 3. The company's proxy statement states that the board <u>may</u> effect such an adjournment. Please revise.

3.   You state that through proposal 5 the board will "…waste additional Company resources in an effort to ensure these proposals pass." Your disclosure appears to suggest that the board will eschew its fiduciary duties in its attempt to obtain shareholder approval for proposals 2 and 3. Participants must avoid statements in their disclosure that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us support for the referenced disclosure and avoid similar statements in future filings.

4.   We note that the company has described its interim management agreement on page 68 of its annual report on Form 10-K (under the caption "Narrative to Summary Compensation Table") differently from your disclosure appearing immediately below the caption "Concerns with the Company's Operating Performance." Please revise or advise.

5.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for your statement t hat you "have little confidence that the Company's director nominees, including the Continuing Directors and current management will be able to preserve and utilize the Company's assets to maximize value for stockholders" (page 5).

6.   Please refer to the section captioned "Concerns with the Company's Operating Performance." Your disclosure is unclear about how the decreases in three financial measures are a reflection of the company's operating performance. Please clarify. Also, please include a date or period of reference for each financial measure instead of stating "Following the Company's reorganization…" and "Under current management's stewardship…"

7.   Please refer to the section captioned "Concerns with the Executive Compensation." Please clarify who are the individuals subsumed within your references to "compensation paid to management" and that the $3 million in compensation you describe includes both cash and non-cash compensation (which may continue to be subject to vesting requirements).

8.   Please refer to the section captioned "Concerns with the Executive Compensation." You state that the company has proposed proposal 3 "presumably to have the option to further enrich members of management." Participants must avoid statements in their disclosure that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct

without factual foundation. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us support for the referenced disclosure and avoid similar statements in future filings.

9. Please refer to the section captioned "Questionable Related Party Transactions." Please clarify if the anti-dilution provisions of the warrants are non-customary and if they would be triggered by all issuances of securities by the company.

10. Please refer to the section captioned "Questionable Related Party Transactions." You state that you "have serious concerns with the Company engaging in this and other related party transactions." Please revise your disclosure to explain the reasons for your concerns and to describe the "other related party transactions" to which you refer.

11. Please refer to the section captioned "The Nominees Will Work to Effectively Utilize the Company's Assets to Maximize Value for Stockholders." Please revise to clarify that your nominees will be subject to fiduciary duties in determining what actions to take as directors of the company.

Proposal No. 1, page 8

12. We note your disclosure in the last paragraph on page 10 that you may introduce substitute or additional nominees. Advise us, with a view towards revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable Company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Proposal No. 2, page 11

13. Please revise your disclosure to explain how the potential uses of additional shares authorized through this company proposal, including the acquisition of other companies, would be inconsistent with your belief that the company "should be identifying mergers or other strategies to utilize the Company's major asset, its NOLs."

14. Please revise your disclosure to explain why you do not believe "it is necessary at this time to provide any additional equity to management through incentive

programs, including stock options or equity awards under employee incentive plans."

Solicitation of Proxies, page 17

15.   We note that you intend to solicit proxies by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

16.   If you do solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

Additional Participant Information, page 17

17.   Please provide the disclosure required of all participants in this solicitation. Refer to the definition of participant in instruction (c) to Item 4 of Schedule 14A.

Form of Proxy

18.   Revise your proxy card to comply with the requirements of rule 14a-4(a)(1).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions